The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2010 and 2009

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

(Unaudited – prepared by management)

	September 30,	March 31,
	2010	2010

Assets

Current assets
Cash	$ 268,718	$ 228,106
Accounts receivable and prepaid expenses	112,335	119,085
	381,053	347,191

Mineral property interests (Note 3)	477,772	454,853
Foreign value-added taxes recoverable (Note 4)	162,242	139,556
Equipment (Note 5)	3,501	3,934
Investments (Note 6)	6,662	4,613
Deferred finance costs	--	18,692
Reclamation and other deposits	18,000	18,000

	$ 1,049,230	$ 986,839

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 206,893	$ 538,584
Accounts payable, related parties (Note 8)	1,874,249	1,751,087
	2,081,142	2,289,671
Shareholders’ (deficiency)
Share capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 89,949,202 (March 31, 2010 – 64,716,988) common shares	26,305,277	24,596,256
Share subscriptions	--	873,475
Warrants	238,685	170,613
Contributed surplus	2,276,786	2,276,786
Accumulated other comprehensive loss	(25,044)	(27,093)
Deficit	(29,827,616)	(29,192,869)
	(1,031,912)	(1,302,832)
	$ 1,049,230	$ 986,839

Going concern and nature of operations (Note 1)

Subsequent events (Notes 7 and 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of directors

/s/Michael O’Connor

/s/Robin Merrifield

Director

Director

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statement of Operations

(Unaudited – prepared by management)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009

Expenses
Amortization	$ 217	$ 217	$ 433	$ 433
Exploration costs (Note 11)	109,512	93,520	205,405	179,835
Finance costs (Note 8 (c))	11,770	18,134	21,856	70,744
Foreign exchange	609	785	1,783	964
Legal, accounting and audit	51,616	50,848	53,747	91,616
Management fees	7,500	7,500	15,000	15,000
Office and administration	49,748	38,400	92,509	78,659
Salaries and benefits	76,198	84,167	134,082	139,342
Shareholder communications	59,421	35,138	110,032	62,932
Stock-based compensation	--	1,006	-	1,637
Recovery of equipment	--	(6,393)	--	(6,393)
Interest and other income	--	(400)	(100)	(400)
	366,591	322,922	634,747	634,369

Loss for the period	(366,591)	(322,922)	(634,747)	(634,369)

Deficit, beginning of period	(29,461,025)	(28,239,414)	(29,192,869)	(27,927,967)

Deficit, end of period	$ (29,827,616)	$ (28,562,336)	$ (29,827,616)	$ (28,562,336)

Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding – basic and diluted	88,324,202	64,656,332	74,774,025	64,651,673

Consolidated Statements of Comprehensive Income

(Unaudited – prepared by management)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Loss before comprehensive income	$ (366,591)	$ (322,922)	$ (634,747)	$ (634,369)
Unrealized gains on investments	2,516	479	2,049	1,080
Comprehensive loss	$ (364,075)	$ (322,443)	$ (632,698)	$ (633,289)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD

(an exploration stage company)

Consolidated Statements of Shareholders’ Deficiency
Three and six months ended September 30, 2010 and 2009

(Unaudited – prepared by management)

	Common Shares Without Par Value		Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, March 31, 2009	64,646,988	$ 24,607,473	$ --	$ 571,800	$ 1,875,238	$ (28,854)	$ (27,927,967)	$ (900,310)
Warrants exercised	30,000	4,720	--	--	(1,720)	--	--	3,000
Warrants expired, unexercised	--	--	--	(401,187)	401,187	--	--	--
Share subscriptions	--	--	873,475	--	--	--		873,475
Mineral property interests	--	--	--	--	--	--
Blueberry claims	40,000	3,200	--	--	--	--	--	3,200
Future income tax on flow-through shares	--	(21,137)	--	--	--	--	--	(21,137)
Stock-based compensation	--	--	--	--	2,081	--	--	2,081
Unrealized gain on investments for the year	--	--	--	--	--	1,761	--	1,761
Loss for the year	--	--	--	--	--	--	(1,264,902)	(1,264,902)
Balance, March 31, 2010	64,716,988	24,596,256	873,475	170,613	2,276,786	(27,093)	(29,192,869)	(1,302,832)
Private placement, net of share issue costs	22,963,214	1,419,730	(873,475)	81,900	--	--	--	628,155
Finders’ shares issued	144,000	12,960	--	--	--	--	--	12,960
Warrants exercised	2,125,000	276,331	--	(13,828)	--	--	--	262,503
Unrealized gain on investments for the period	--	--	--	--	--	2,049	--	2,049
Loss for the period	--	--	--	--	--	--	(634,747)	(634,747)
Balance, September 30, 2010	89,949,202	$ 26,305,277	$ --	$ 238,685	$ 2,276,786	$ (25,044)	$ (29,827,616)	$ (1,031,912)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009
Cash provided by (used for):

Operations
Loss for the period	$ (366,591)	$ (322,922)	$ (634,747)	$ (634,369)
Items not involving cash
Amortization	217	345	433	2,440
Stock-based compensation	--	1,006	--	1,637
Recovery of equipment costs	--	(6,393)	--	(6,393)
Foreign exchange	1,575	16,890	1,178	17,523
Finance costs	11,770	18,134	15,940	70,744
Changes in non-cash working capital
Accounts receivable and prepaids	(20,060)	201	6,750	19,675
Accounts payable and accrued liabilities	18,693	90,559	(322,800)	187,206
	(354,396)	(202,180)	(933,246)	(341,537)
Investing activities
Mineral property acquisition costs	(16,662)	(26,029)	(22,919)	(46,844)
Foreign value-added taxes recoverable	(5,489)	(1,960)	(23,864)	(4,847)
Equipment dispositions	--	6,393	--	6,393
	(22,151)	(21,596)	(46,783)	(45,298)
Financing activities
Common shares issued for cash	162,503	3,000	913,420	3,000
Advances (to) from related parties	107,858	184,234	107,221	214,204
	270,361	187,234	1,020,641	217,204

Increase (decrease) in cash during the period	(106,186)	(36,542)	40,612	(169,631)
Cash, beginning of period	374,904	51,678	228,106	184,767

Cash, end of period	$ 268,718	$ 15,136	$ 268,718	$ 15,136

Supplemental information
Finders’ shares issued	--	--	12,960	--

See accompanying notes to consolidated financial statements..

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2010

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At September 30, 2010, the Company had not made cash payments on one of its mineral property interests in Canada.

The Company had a loss of $634,747 for the six months ended September 30, 2010, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at September 30, 2010, of $1,700,089 (March 31, 2010 – 1,942,480), with an accumulated deficit of $29,827,616 (March 31, 2010 - $29,192,869).

The Company has capitalized $477,772 (March 31, 2010 – $454,853) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments of approximately $25,000 are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  The tax payment due in July 2010 was made.  In addition, the Company must make cash payments of $55,000 in the year ended March 31, 2011 - $Nil paid), to maintain the Company’s mineral property interests held at September 30, 2010.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain funding by private placement of shares.  There is no assurance that the Company will be successful with any financing ventures.  The Company is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate sufficient funds to continue operations for the next twelve months.  There is no assurance that any such activity will be successful.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

2.

Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated on consolidation.  These consolidated financial statements include all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  All significant intercompany transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended March 31, 2010, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants (“CICA”) standards effective April 1, 2010.

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  The Company has adopted these standards on April 1, 2010 with no impact on its consolidated financial statements.

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Mineral property interests

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 10.  Property payments made on the Company’s mineral property interests during the six months ended September 30, 2010 and the year ended March 31, 2010, are included in the property descriptions below.

Six months ended September 30, 2010	Opening Balance	Incurred	Write-downs	Closing Balance
Kaslo Silver Property, British Columbia (b)	11,983	260	--	12,243
Goldsmith and other properties, British Columbia (a)	188,903	22,659	--	211,562
Manitoba Properties, Manitoba (d)	253,967	--	--	253,967
Nuevo Milenio, Mexico (c)	--	--	--	--
Las Habas, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 454,853	$ 22,919	$ --	$ 477,772

Year ended March 31, 2010	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone	$ 1	$ 25,466	$ (25,467)	$ --
Kaslo Silver Property, British Columbia	11,160	823	--	11,983
Goldsmith and other properties, British Columbia	349,342	20,560	(180,999)	188,903
Manitoba Properties, Manitoba	227,221	26,746	--	253,967
Nuevo Milenio, Mexico	--	--	--	--
Nacaral, Mexico	--	20,730	(20,730)	--
Total Acquisition Costs	$ 587,724	$ 94,325	$ (227,196)	$ 454,853

(a)

Goldsmith and other properties, British Columbia, Canada

The Company holds a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of three years

(b)

Kaslo Silver Property, Kaslo, British Columbia, Canada

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility study.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Mineral property interests (continued)

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(c)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio” or the “Project”) , located in Nayarit, Mexico.  In July 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) under which Roca could earn up to a 70% interest in Nuevo Milenio.  In order to acquire a 50% legal and beneficial interest in the Project, Roca was to spend cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010;

-

US$3,500,000 by July 24, 2011;

-

US$7,000,000 by July 24, 2012; and

-

US$12,000,000 by July 24, 2013

On July 22, 2010 the option agreement with Roca was terminated, Roca having not met its first year exploration commitment of US$1 million.

See Note 10 – Endeavour Silver Corp. – unsolicited offer.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”), a 75% interest in two staked claims, the Trout and Trout 1 claims.  In previous years the other claims had been written off, and the Trout claim group had been written down to a nominal carrying value of $1, as no exploration programs were planned.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($95,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company incurred exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Mineral property interests (continued)

(iii)

Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a total cash payment of $100,000 and issuance of 400,000 common shares (40,000 common shares issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 common shares on regulatory approval and 40,000 common shares on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(e)

Las Habas Property, Mexico

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, the Company filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The newly denounced land package is located to the west of, and adjoins the Las Habas Project.  The denouncement will increase the Company's land holdings in the area to 1036 ha (10.36 km2), subject to the issuance of title to the land.  At September 30, 2010, no further work has been completed on the property acquisition, and it is not certain that the Company will proceed with the option until such time as the optionee can demonstrate clear title to the Las Habas property.

(f)

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At September 30, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at September 30, 2010, the Company determined that impairment indicators existed, based on the Company’s ability to raise financing and as a result, made significant changes in the Company’s planned work programs on its mineral property interests.  The Company completed an impairment assessment for each of its mineral property interests.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Mineral property interests (continued)

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying value of its properties is supported by recent exploration expenditures in excess of the properties’ carrying values and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant measurement uncertainty and judgments.

4.

Foreign value-added taxes recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of good and services in Mexico. These amounts are presented as a long-term asset until such time as the refunds are received from the Mexican authorities.

5.

Equipment

	September 30, 2010			March 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 36,597	$ 34,936	$ 1,661	$ 36,597	$ 34,936	$ 1,661
Office equipment	1,059	786	273	1,059	680	379
Computer equipment	13,343	11,776	1,567	13,343	11,449	1,894
	$ 50,999	$ 47,498	$ 3,501	$ 50,999	$ 47,065	$ 3,934

6.

Investments

September 30, 2010	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	20,000	$ 30,000	$ (25,000)	$ 5,000
Abitibi Mining Corp.	7,000	210	(70)	140
Mercator Minerals Ltd.	504	698	602	1,300
Emgold Mining Corporation	200	480	(430)	50
Sultan Minerals Inc.	2,630	316	(146)	170
		31,704	(25,044)	6,660
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc. (Note 8 (a))	1	1	--	1
		$ 31,706	$ (25,044)	$ 6,662

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

7.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

89,949,202 common shares without par value

2011

During the six months ended September 30, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  The warrants issued were valued using a modified B-S pricing model using the following assumptions: weighted average risk free interest rates – 1.00% to 1.78%; volatility factors of 94% to 131%, adjusted for hold periods and expected exercises, with and an expected life of two years.  The value allocated to each of the warrants was $0.004.

Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.  Common shares issued as finders’ fees were recorded at the stock price on the day of completion of the financing at $0.09.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.

Stock options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 8,994,920 common shares under the plan at September 30, 2010.  At September 30, 2010, 4,101,500 (March 31, 2010, 4,851,500) stock options have been granted and are outstanding, exercisable for up to five years.  The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted to investor relations’ consultants vest as follows: 25% immediately, and 25% every three to six months thereafter depending on the terms of the individual stock option grant.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

7.

Share capital (continued)

The following table summarizes information on stock options outstanding at September 30, 2010:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.50	100,000	0.95 years
$0.53	310,000	1.58 years
$0.50	1,436,500	1.80 years
$0.50	150,000	2.43 years
$0.12	2,105,000	3.62 years
		2.33 years

A summary of the changes in stock options for the six months ended September 30, 2010, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2010	4,851,500	$0.29
Expired	715,000	$0.17
Forfeited	(35,000)	$0.23
Balance, September 30, 2010	4,101,500	$0.31
Vested and exercisable at September 30, 2010	4,101,500	$0.32

Subsequent to September 30, 2010, 180,000 options with an exercise price of $0.12 were exercised.

Share purchase warrants

As at September 30, 2010, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
9,318,400	$0.20	January 28, 2011
21,482,214	$0.10/$0.15	April 13, 2011/12

A summary of the changes in warrants for the six months ended September 30, 2010, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2010	9,834,400	$0.20
Issued	23,107,214	$0.10
Exercised	(2,125,000)	$0.12
Expired	(16,000)	$0.20
Balance, September 30, 2010	30,800,614	$0.13

Subsequent to September 30, 2010, 10,757,143 warrants with an exercise price of $0.10 were exercised.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

8.

Related party transactions and balances

	Six months ended September 30,
Services rendered:	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 252,110	$ 95,858
Consulting (d, f)	15,000	7,500
Finance costs (c)	12,481	3,123
Geological consulting (e)	US$60,000	US$30,000

Balances at:	September 30, 2010	March 31, 2010
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 418,454	$ 276,333
Directors (e, h)	150,911	232,564
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	39,318	39,109
Mr. Frank A. Lang, interest bearing (c)	387,100	337,100
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	56,723	44,272
Mr. Frank A. Lang, expenses payable	7,243	7,209
	$ 1,874,249	$ 1,751,087

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang.  Lang Mining provided management services to the Company at a rate of $10,000 per month since November 1, 2006, while Mr. Lang was president of the Company.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.

Pursuant to the terms of a loan agreement approved by the TSX Venture Exchange, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%) on an original loan balance of $700,000.  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To September 30, 2010, Mr. Lang has been repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

8.

Related party transactions and balances (continued)

All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement.  Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, for administrative and geological services rendered.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and/or management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placement described in Note 7 – Share capital.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,700,089 working capital deficiency at September 30, 2010.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at September 30, 2010, due to their short-term nature.

The fair values of the Company’s financial instruments measured at September 30, 2010, constitute Level 2 measurements for its cash within the fair value hierarchy.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

9.

Financial instruments and risk management (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

September 30, 2010
Accounts and other receivables -
Currently due	$ 112,335
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
112,335
Cash	268,718
$ 381,053

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the six months ended September 30, 2010, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at September 30, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 15, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the six months ended September 30, 2010, the Company issued 22,963,214 common shares for gross proceeds of $1,607,425, and 2,250,000 warrants were exercised for proceeds of $262,503.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at September 30, 2010, are summarized as follows:

September 30, 2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 206,893
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	1,874,249
In later than 90 days, not later than one year	--

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

9.

Financial instruments and risk management (continued)

(a)

Interest rate risk

The Company has no significant exposure at September 30, 2010, to interest rate risk through its financial instruments.

(b)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	September 30, 2010	March 31, 2010
U.S. Dollars
Cash	31,868	37,494
Accounts payable and accrued liabilities	(151,557)	(357,361)
Mexican Pesos
Cash	3,245	21,288
Value added taxes recoverable	162,443	139,557
Accounts payable and accrued liabilities	(1,377)	(228)

Based on the above net exposures at September 30, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $11,969 in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,431 in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at September 30, 2010.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at September 30, 2010, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

10.

Subsequent event – unsolicited offer, Endeavour Silver Corp.

On October 4, 2010, an unsolicited formal offer was mailed by Endeavour Silver Corp. (“Endeavour”) whereby Endeavour offered to purchase all of the issued and outstanding shares of the Company for $0.12 per share in cash.  Endeavour subsequently increased the offer on November 9, 2010, to $0.14 per share in cash, or 0.02575 of an Endeavour share.

The Company’s Independent Committee, in consultation with its financial and legal advisors, has thoroughly evaluated the Endeavour offer (“the Offer”) and has provided recommendations to the Board of Directors.  Throughout the period of the formal offers by Endeavour, the Company has issued Directors’ Circulars that contain important information, including the Board’s recommendations to shareholders with respect to the Endeavour offers.

The Company has stated in the most recent Notice of Change, issued in connection with the Offer, that if Endeavour does not obtain at least 50.1% of the Company’s shares as of December 6, 2010, the Company intends to accept the Minco Offer (more particularly described below) subject to receiving the required approval of the TSX Venture Exchange and approval of the shareholders, if required.

During the time from late August 2010 to early October 2010 the Company was negotiating an option agreement concerning Nuevo Milenio with Minco Silver Corporation (“Minco”).  A final agreement with Minco was pending when Endeavour made its take-over bid for the Company.  Subsequent to the announcement of the Endeavour offer, the Company and Minco finalized the terms of the proposed option agreement.  Under the terms of the proposed option agreement Minco upon signing would pay the Company Cdn$5 million to earn a 50% interest in Nuevo Milenio, and would have the option to spend a further Cdn$5 million over a three year period to earn a further 20% interest in the property for a total interest of 70%.  From that point forward the companies would share further exploration and development costs on a proportionate basis, 70% being Minco’s share and 30% being the Company’s share.  Execution of the proposed Minco agreement has been deferred, pending the outcome of the Endeavour take-over bid.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

11.

Exploration costs

Six months ended September 30, 2010	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Los Habas and Nuevo Milenio Properties, Mexico	Total September 30, 2010
Incurred during the period
Assays and analysis	$ --	$ --	$ --	$ 6,967	$ 6,967
Geological and geophysical	75	2,213	6,837	72,028	81,153
Site activities	27	1,210	84	102,651	103,972
Travel and accommodation	--	--	--	13,313	13,313
Total Expenses September 30, 2010	$ 102	$ 3,423	$ 6,921	$ 194,959	$ 205,405

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three and six months ended September 30, 2010

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

11.

Exploration costs

Six months ended September 30, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total September 30, 2009
Exploration and development expenses
Incurred during the period
Gain on sale of equipment	(6,393)	--	--	--	--	(6,393)
Geological and geophysical	2,877	708	1,148	26	87,511	92,270
Site activities	13,040	233	267	9	71,770	85,319
Travel and accommodation	460	--	--	--	8,179	8,639
Total Expenses, September 30, 2009	$ 9,984	$ 941	$ 1,415	$ 35	$ 167,460	$ 179,835

Year ended March 31, 2010	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2010
Incurred during the year
Assays and analysis	$ --	$ --	$ --	$ --	$ 18,842	$ 18,842
Geological and geophysical	2,877	708	2,500	111,818	75,920	193,823
Site activities	21,173	233	315	544	137,714	159,979
Travel and accommodation	460	--	--	30,676	13,277	44,413
Expenditures in year	24,510	941	2,815	143,038	245,753	417,057
Government assistance	--	(20,049)	(17,935)	--	--	(37,984)
Total Expenses (recoveries), March 31, 2010	$ 24,510	$ (19,108)	$ (15,120)	$ 143,038	$ 245,753	$ 379,073